55 Jewelers Park Drive
Neenah WI 54956
February 4, 2010
VIA EDGAR
Mr. Morgan Youngwood
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance/Mail Stop 4561
100 F Street, NE
Washington DC 20549

RE:	Plexus Corp. Commission File No. 001-14423
Dear Mr. Youngwood:
     This letter confirms our conversation on February 4, 2010. In that exchange, I stated that Plexus Corp. would respond to the Staff’s comments included in the letter from Stephen Krikorian, dated January 29, 2010, by February 26, 2010.
     If we have any specific questions as we draft our response, we will contact you. Additionally, please let me know if you have any questions of us.

Very truly yours, PLEXUS CORP.
By:	/s/ Ginger M. Jones
Ginger M. Jones
Vice President and Chief Financial Officer

cc:	Mr. Dean A. Foate Angelo M. Ninivaggi, Esq. Kenneth V. Hallett, Esq.